Filed Pursuant to Rule 433
Registration No. 333-145709
Registration No. 333-145709-01
June 1, 2009
PRICING TERM SHEET
4.60% Senior Notes due August 1, 2012

Issuer:	Enterprise Products Operating LLC

Guarantee:	Unconditionally guaranteed by Enterprise Products Partners L.P.

Trade Date:	June 1, 2009

Expected Settlement Date:	June 10, 2009 (T+7)

Note Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Size:	$500,000,000

Maturity Date:	August 1, 2012

Coupon:	4.60%

Interest Payment Dates:	February 1 and August 1, commencing February 1, 2010

Price to Public:	99.950%

Benchmark Treasury:	1.375% due May 15, 2012

Benchmark Treasury Yield:	1.489%

Spread to Benchmark Treasury:	+ 312.5 bps

Yield:	4.614%

Make-Whole Call:	T +50 bps

CUSIP:	29379VAE3

ISIN:	US29379VAE39

Ratings*:	Baa3 by Moody’s Investors Service, Inc.
BBB- by Standard & Poor’s Ratings Services
BBB- by Fitch Ratings

Joint Book-Running Managers:	Barclays Capital Inc.
DnB NOR Markets, Inc.
Mizuho Securities USA Inc.
RBS Securities Inc.
Scotia Capital (USA) Inc.
Wachovia Capital Markets, LLC
SunTrust Robinson Humphrey, Inc.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-227-2275 (ext. 2663), DnB NOR Markets, Inc. at 1-212-681-3800, Mizuho Securities USA Inc. at 1-800-221-8866 (ext. 3143), RBS Securities Inc. at 1-866-884-2071, Scotia Capital (USA) Inc. at 1-800-372-3930, Wachovia Capital Markets, LLC at 1-800-326-5897 or SunTrust Robinson Humphrey, Inc. at 1-800-685-4786.